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09042447

n.a. 9/10

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49005

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2008 ENDING June 30, 2009

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Sentinel Brokers Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Beverly Avenue
(No. and Street)

Massapequa Park (City) New York (State) 11762 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Lawless 516-541-9100 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Company LLP
(Name – if individual, state last, first, middle name)

10 Cutter Mill Road (Address) Great Neck (City) NY (State) 11021 (Zip Code)

CHECK ONE

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
AUG 31 2009
Washington, DC
122

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the exemption. See section 240,17a-5(e)(2).*

Sec 1410 (6-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

AB 9/24

OATH OR AFFIRMATION

I, Joseph M. Lawless, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Sentinel Brokers Company, Inc., as of

June 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

TRAVIS A. NICHOLSON
Notary Public, State of New York
No. 4987731
Qualified in Nassau County
Commission Expires Oct. 18, 2013

Notary Public

This Report ** contains (check all applicable boxes):

- [x] (a) Facing Page
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss)
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of Consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) A report on internal control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholder
Sentinel Brokers Company, Inc.
Massapequa Park, New York

We have audited the accompanying statement of financial condition of Sentinel Brokers Company, Inc. as of June 30, 2009, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sentinel Brokers Company, Inc. as of June 30, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lilling & Company

CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York

August 6, 2009

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

SENTINEL BROKERS COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2009

ASSETS

Cash and cash equivalents	$	100,250
Marketable securities		449,726
Furniture and equipment, net of accumulated depreciation of $33,639		16,976
Other		1,672
	$	568,624

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable and accrued expenses	13,894
Accrued payroll	166,921
Loan payable	4,389
	185,204

Stockholder's equity

Common stock, 200 shares authorized, 100 shares issued and outstanding, no par value		100
Paid-in capital		233,709
Retained earnings		149,611
		383,420
	$	568,624

SENTINEL BROKERS COMPANY, INC.

STATEMENT OF OPERATIONS
YEAR ENDED JUNE 30, 2009

REVENUES

Commission income	$ 2,253,150
Trading income (loss)	(17,219)
Interest income	28,582
	2,264,513

EXPENSES

Payroll and related costs	1,947,452
Trade processing	133,244
Occupancy costs	60,188
Other expenses	165,147
	2,306,031
NET LOSS	$ (41,518)

SENTINEL BROKERS COMPANY, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED JUNE 30, 2009

Cash flows from operating activities	
Net loss	$ (41,518)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	6,340
(Increase) decrease in assets:	
Due from clearing broker	(120,324)
Other	(317)
Increase (decrease) in liabilities:	
Accrued payroll	48,119
Accounts payable and accrued expenses	53
Total adjustments	(66,129)
Net cash used in operating activities	(107,647)
Cash flows from investing activities	
Loans payments	(25,822)
Net cash used in investing activities	(25,822)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(133,469)
CASH AND CASH EQUIVALENTS - BEGINNING	233,719
CASH AND CASH EQUIVALENTS- END	$ 100,250

Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest expense	$ 1,083
Income taxes	$ 744

See notes to financial statements

SENTINEL BROKERS COMPANY, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED JUNE 30, 2009

	COMMON STOCK	*ADDITIONAL PAID-IN CAPITAL*	*RETAINED EARNINGS*	*TOTAL*
Balance - beginning	$ 100	$ 233,709	$ 191,129	$ 424,938
Net loss	-	-	(41,518)	(41,518)
Balance - end	$ 100	$ 233,709	$ 149,611	$ 383,420

See notes to financial statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Sentinel Brokers Company, Inc. (the "Company") began business on January 1, 1998. The Company is primarily engaged in acting as an intermediary facilitating the trading of Municipal Bonds between institutions. The Company has no retail customer base. The Company is a broker-dealer registered with the Financial Industry Regulatory Authority (FINRA) and the Securities Exchange Commission. The Company, as a non-clearing broker, does not handle customers' funds or securities. There were no liabilities subordinated to claims of general creditors during the year ended June 30, 2009.

Income Taxes

The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires the Company to recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the current enacted tax rates which will be in effect when these differences reverse. Deferred tax expense is the result of changes in deferred tax assets and liabilities. There are no material differences between currently payable income taxes and deferred income taxes.

Securities Transactions and Commissions

Securities transactions are recorded on a trade date basis. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Securities owned are recorded at current market value. Securities not readily marketable are valued at fair market value as determined by management, which approximates estimated realizable value.

Furniture and Equipment

Furniture and equipment are recorded at cost. Depreciation is recorded on a straight-line basis over the estimated useful life of the related assets, three to five years.

Valuation of Investments

In determining fair value, the Company uses various valuation approaches. SFAS No. 157 establishes fair value hierarchy for inputs in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the market place, and other characteristic particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonable determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Significant Credit Risk and Estimates

The responsibility for processing customer activity rests with Southwest Securities, Inc. ("SWS Group"). The Company's clearing and execution agreement provides that SWS Group's credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company.

In accordance with industry practice, SWS Group records customer transactions on a settlement date basis, which is generally three business days after the trade date. SWS Group is therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case SWS Group may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by SWS Group is charged back to the Company.

The Company, in conjunction with SWS Group, controls off-balance-sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. SWS Group establishes margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

Estimates

Management of the Company uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates management uses.

Cash and Cash Equivalents

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents in financial institutions. Included in cash equivalents are money money and brokerage balances. The Company maintains cash and money market balances with a commercial bank and brokerage firm. At times, such amounts exceeded Federal Deposit Insurance Corporation limits.

2. MARKETABLE SECURITIES

Marketable securities consist of various municipal bonds valued at $449,726.

3. FAIR VALUE MEASUREMENTS

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with SFAS No. 157. The following table presents information about the Company's' assets and liabilities measured at fair value as of June 30, 2009.

	Quoted Prices in Active Markets for Identical Assets (Level1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of June 30, 2009
Assets				
Investments in securities, at fair value	$ 449,726	$ -	$ -	$ 449,726

4. LOAN PAYABLE

Loan payable represents amount due for purchase of a vehicle and is payable in monthly installments with final payment due September 2010.

5. INCOME TAXES

The Company has net operating losses for tax purposes of approximately $11,000 that expire by 2028 available to offset future taxable income.

Based on the Company's earnings and the amount of income that could be utilized in carry back years, and the uncertainty of future taxable income, it is not possible to determine whether deferred tax assets arising from these losses will be realized. Accordingly, a 100% valuation allowance has been established to reduce deferred tax assets to zero.

6. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt for the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Paragraph (k)(2)(i). As an introducing broker, the Company clears customer transactions on a fully disclosed basis with SWS Group and promptly transmits all customer funds and securities to SWS Group. SWS Group carries all of the accounts of such customers and maintains and preserves such books and records.

7. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2009, the Company had net capital of $337,072, which was $237,072 in excess of its required net capital of $100,000. The Company had a percentage of aggregate indebtedness to net capital of 55% as of June 30, 2009.

8. COMMITMENTS AND CONTINGENCIES

The Company leases offices space in Massapequa, New York and Chicago, Illinois. Rent expense for the year ended June 30, 2009 was approximately $60,000. Minimum future rental payments are approximately as follows:

2009	$ 6,200
2010	12,600
2011	12,900
	$31,700

9. PRIOR PERIOD ADJUSTMENT

Retained earnings at June 20, 2008 have been restated for the correction of an error in the amount of $42,525 resulting in an increase in retained earnings from $148,603 to $191,129. Amounts previously included in accumulated comprehensive income have been determined to be reportable income for the year ended June 30, 2008 and prior periods.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of June 30, 2009

SENTINEL BROKERS COMPANY, INC. **Schedule 1**

COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2009

NET CAPITAL	
Stockholder's equity	$ 383,420
Deductions and/or charges:	
Non-allowable assets	18,648
Net capital before haircuts on securities positions	364,772
Haircuts and undue concentration	27,700
NET CAPITAL	$ 337,072
MINIMUM NET CAPTIAL REQUIREMENT	$ 100,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS	$ 237,072
AGGREGATE INDEBTEDNESS	185,204
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	55%

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

There were no material differences between the computation of net capital above and the Company's computation included in Part II of Form X-17A-,5 as of June 30, 2009.

See independent auditors' report

Lilling & Company LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (g)(1) FOR A BROKER- DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors and Stockholder
Sentinel Brokers Company, Inc.
New York, New York

In planning and performing our audit of the financial statements of Sentinel Brokers Company, Inc. (the Company), as of and for the year ended June 30, 2009 in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more that inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lilling + Company

CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York

August 6, 2009

SENTINEL BROKERS COMPANY, INC.

REPORT ON AUDIT OF FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

REPORT ON INTERNAL CONTROL

JUNE 30, 2009